FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 4, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 4, 2003                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 1 April 2003, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 January to 31 March 2003, as listed below.

Non Executive Director               Ordinary Shares        American Depository
                                                                Shares (ADS)
Sir Christopher Hogg                      1,500
Sir Roger Hurn                              750
Paul Allaire                                                        125
Dr Michele Barzach                         250
Sir Peter Job                              250
John McArthur                                                       125
Donald McHenry                                                      125
Sir Ian Prosser                            250
Dr Ronaldo Schmitz                         250
Dr Lucy Shapiro                                                     125


At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 January to 31 March 2003, as listed below.


             Non Executive Director               Ordinary Shares

             Sir Christopher Hogg                    3,293.3255
             Sir Roger Hurn                           878.2201
             Sir Peter Job                            987.9977
             Sir Ian Prosser                          558.6455
             Dr Ronaldo Schmitz                       483.0211

The Company and the directors were informed of these allocations on 1 April
2003.

S M Bicknell
Company Secretary
1 April 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


1 April 2003          Abacus (GSK)  Trustees  Limited,  as trustee of the
                      GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 1,156 Ordinary Shares in the Company at a price of(pound)11.2700 per Ordinary Share on behalf of a participant of the Glaxo Wellcome 1999 Long Term
                      Incentive Plan.

                      Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 1,683 Ordinary Shares in the Company on behalf of a participant of the Glaxo Wellcome 1999 Long Term Incentive Plan.

The Company was advised of these transactions on 2 April 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

2 April 2003